Description of Conseco Variable Insurance Company's
            Issuance, Transfer and Redemption Procedures for Policies
                       Pursuant to Rule 6e-(T)(b)(12)(iii)

     This document sets forth the administrative procedures that will be used by Conseco Variable Insurance Company ("Conseco") in connection with the issuance of its flexible premium variable universal life insurance policy (the "Policy") issued through the Conseco Variable Insurance Company Separate Account L (the "Separate Account"), the transfer of assets held under the policies, and the redemption by owners of their interests in said policies.

     Rule 6e-3(T)(b)(12)(iii) provides an exemption for a variable life insurance separate account, its sponsoring insurance company, its investment adviser and its principal underwriter from Sections 22(d), 22(e), and 27(c)(1) of the 1940 Act and Rule 22c-1, there under for issuance, transfer and redemption procedures under a variable life insurance Policy to the extent necessary to assure compliance with Rule 6e-3(T), state insurance law or established administrative procedures of the life insurance company. The Rule requires, as a condition for the exemption, that such procedures be reasonable, fair and nondiscriminatory, and be disclosed in the registration statement filed with respect to such variable life insurance policies.

     Conseco represents that its procedures meet the foregoing standards of Rule 6e-3(T)(b)(12)(iii).

I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

         A.  Cost of Insurance, Premiums and Underwriting Standards

     The Policy is a variable life insurance contract providing coverage on the named insured under the Policy and payable upon the death of the insured. The initial specified amount is determined by the owner at the time the application is taken.

     The cost of insurance for Conseco's Policies will not be the same for all owners. The main reason is that insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actuarially determined, reflecting factors such as age, sex, health, and occupation. A uniform cost of insurance for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform cost of insurance schedule for all insureds, for a given specified amount there will be a uniform cost of insurance cost schedule for all insureds of the same issue age, sex, and underwriting classification.

     The Policies will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Conseco will comply with any state insurance laws prohibiting the use of actuarial tables that distinguish between men and women in determining premiums and Policy benefits for their insured residents.

         B.  Application and Premium Processing

     After receiving a complete application, Conseco will review the information provided and determine whether the insureds meet Conseco's standards for issuing a Policy. This process is called underwriting and the underwriting process determines the appropriate risk class for the Policy. The underwriting process may require that further information, such as medical records or a physician's statement, be provided. The underwriting process could take 60 days or longer from the day the application is signed. If the initial premium is tendered at the time of application, the applicant may be given conditional coverage termed conditional receipt.

     Conditional receipt is subject to the following terms and limitations. No person is authorized to accept an advance payment under the terms of the conditional receipt for a proposed insured under 15 days of age or over age 70. Conseco's maximum liability for a conditional receipt shall not exceed either: for up to age 65 - $500,000 or over age 65 - $200,000. The maximum liability applies to all life insurance pending with any Conseco company, including advance payment. Conditional receipt shall be effective on the date of the application provided the conditional receipt bears the same date. In order for the Conseco to have any liability under the terms of the conditional receipt, the proposed insured must be insurable as a risk acceptable to Conseco for the coverage as applied for on the application and all underwriting requirements must have been completed. The conditional receipt shall terminate automatically the earliest of: sixty (60) days from the date of the conditional receipt, the date the insurance takes effect under the policy applied for, the date that a policy, other than applied for, is offered to the proposed insured, or the date Conseco mails notice of termination of the conditional receipt to the proposed insured at the address provided in the application. Any sums deposited will be returned to the party named as owner on the application. If the proposed insured commits suicide, whether sane or insane, while the conditional receipt is in effect, Conseco's sole liability shall be to return the amount of the advance payment.

     The Policy Date, or if later, the date of the initial premium, is the effective date of the coverage. Any premium Conseco receives from the application date to the Policy Date, Conseco will place in its general account within two days of receipt. As of the Policy Date, the initial premium minus the premium expense and any monthly deduction that has accrued since the issue date, is allocated to the portfolios as specified by the Policy owner. This is not true if the free look provision of the policy is return of premium - then the money goes into the accumulation value but is not put into the selected accounts until the end of the free look period.

     If the insureds' age or sex has been misstated and the misstatement is discovered prior to the date of the insureds' death, the Policy values will be corrected to the amounts for the correct age and sex; if discovered after death, the amount of the death benefit will be the amount which would have been purchased at the insureds' correct age and sex by the most recent cost of insurance charge assessed prior to the date Conseco received proof of death.

         C.  Additional Payments

     When the applicant applies for a Policy, the applicant establishes a schedule of planned periodic premiums, which may be paid at the discretion of the owner. Additional premiums may be paid at any time prior to the insured attaining age 100. However, Conseco reserves the right to limit the number and amount of any additional premiums and any premium over $2,000,000 will not be accepted without prior approval from Conseco. If a premium payment increases the net amount at risk, Conseco may decide whether or not to accept the premium based on Conseco's underwriting procedures. If Conseco accepts the premium, then Conseco will allocate the net premium to the Policy owner's portfolios at the end of the valuation period as of the date of Conseco's receipt of the payment at Conseco's Service Center in accordance with the Policy owner's instructions. If Conseco does not accept the premium, Conseco will return the premium without interest. Conseco reserves the right to place the premium into a suspense account until the underwriting has been completed. The premium allocation instructions are selected in the application. Those instructions are automatically used for each subsequent premium unless the contract owner has changed his premium allocation instructions. Premium allocation instructions may be changed at any time by notice to Conseco.

         D.  Grace Period and Reinstatement

     A Policy will stay in force as long as its cash surrender value is sufficient to pay the monthly deductions, which are taken out on the monthly anniversary. The policy includes a feature known as the no-lapse guarantee premium. Conseco will establish the appropriate no-lapse monthly premium at the time the owner applies for coverage. This premium may change for subsequent months if certain policy changes are made. On each monthly anniversary, during the first five years the Policy owner owns the Policy, Conseco will test to make sure that the total premiums paid, less any partial withdrawals, loans and loan interest is greater than the cumulative no-lapse guarantee premium requirement. If the test is satisfied, the Policy will not lapse during the first five Policy years, even if the cash surrender value is less than the monthly policy deductions. In addition, a rider is available which will extend the no lapse-guarantee for a total period of 20 to 30 years depending on the length of time selected. If the test is not satisfied in any month, then the no-lapse guarantee terminates on the monthly anniversary when the test first fails.

     In the event that the cash surrender value is insufficient to pay the deductions and when the no-lapse guarantee is not in force, the Policy provides for a 61 day grace period commencing on the day Conseco mails the notice. The Policy will lapse without value unless Conseco receives payment sufficient to cover the monthly deductions that are required to keep the Policy in force during the grace period plus two additional monthly deductions. The amount of the payment necessary to keep the Policy from lapsing will be shown on the notice. If the insureds die during the grace period, the proceeds paid on death will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, less loans and loan interest and overdue monthly deductions as of the date of death.

     The Policy owner may be able to reinstate the Policy within 5 years after the effective date of lapse only if the policy was not surrendered for cash, the Policy owner provides Conseco with satisfactory evidence of insurability, and the Policy Owner pays Conseco a sufficient premium to cover past due monthly deductions during the grace period and to keep the Policy in force for three months, and interest on any loan amount that is reinstated is paid at the annual rate applicable to Policy loans during the period of lapse, from the date the Policy terminated.

     If, and only if, the Policy lapses and is reinstated during the no-lapse period, the Policy owner may reinstate the no-lapse guarantee if the no-lapse guarantee was in effect three months prior to the date of the lapse and on the date of reinstatement, the Policy owner pays sufficient premiums such that the sum of premiums paid to date, less any partial withdrawals, loans and loan interest, equals or exceeds the no-lapse premium multiplied by the number of policy months between the issue date and the date of the lapse. The effective date of the reinstatement is the next monthly anniversary following Conseco's approval of the reinstatement. The accumulation value on the effective date of reinstatement is equal to the accumulation value at the time of termination, less past due charges during the grace period, plus the premium paid at the time of reinstatement. The surrender charge will be based on the number of policy years from the original issue date.

         E.  Repayment of Loan

     Loans against the Policy may be paid off any time while the Policy is in force. Loan payments may be made any time. Any payment made while a loan is outstanding will be considered a premium, unless the Policy owner notifies Conseco that it is a loan payment. Upon repayment, Conseco will transfer an amount equal to the repayment applied to the loan account pro-rata to the investment portfolios based on the Policy owner's amount in each portfolio. If the Policy owner does not currently have funds in any investment portfolio except the Fixed Account, then the owner must select an investment portfolio for the transfer.

II.  TRANSFERS AMONG PORTFOLIOS

     The Policy currently offers fifty-nine investment portfolios plus Conseco's Fixed Account. Currently, the Policy owner may invest in up to 20 investment options at one time. After making the initial allocations, the Policy owner may transfer money among the portfolios. Transfer requests must be in writing, or via the telephone, or the Internet if Conseco has appropriate authorization. The transfer will be made as of the end of the valuation period, defined as the period between the close of the New York Stock Exchange (the "NYSE") and the close of the NYSE on the succeeding date it is open, during which Conseco receives notice.

     Currently there are no limits imposed on the number of transfers, and the Policy owner may make up to 12 transfers a year without paying a transfer fee. On any transfer over the initial 12 per year, Conseco may impose a transfer fee of $25 for every transfer after the twelfth, but currently there is no fee. The minimum transfer amount is $100 or the entire remaining balance of an investment portfolio. The minimum does not apply to transfers made pursuant to a dollar cost averaging program, an asset rebalancing program, or at the end of the free look period. Transfers from the Fixed Account into the investment portfolios are limited to only one such transfer per Policy year, and the maximum amount that may be transferred is the greater of $500 or 25% of the fixed account value.

III. REDEMPTION PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

         F.  Surrender for Cash Surrender Value

     The Policy Owner may surrender the Policy at any time for its cash surrender value. The Policy's cash surrender value is equal to the cash value, computed as the accumulation value based on the value of the investment portfolios, less any surrender charge that applies, less any outstanding loans and loan interest.

         G.  Death Claims

     The primary purpose of the Policy is to provide death benefit protection on the life(s) of the insureds. When the insureds die, Conseco will pay the death proceeds to the Policy's beneficiaries. The death proceeds Conseco will pay is equal to: the death benefit, plus proceeds from riders, minus Policy debt, minus charges to keep the Policy from lapsing during grace period if the Policy is in the grace period at the time the insureds die, plus interest of at least 3% on the net proceeds from the date of death until the date Conseco pays the death benefit. The death proceeds are usually paid within seven days of Conseco receiving all the necessary information establishing that the death of the insureds has occurred. Account values in the investment portfolios and fixed account will be transferred to Conseco's general account pending disbursement.

     The amount of the death benefit depends on: the specified amount, the cumulative premiums paid, withdrawals made, the accumulation value on the date of death, the death benefit option elected at the time of death, and the death benefit qualification test selected. The death benefit is calculated at the end of the valuation period, defined as the period between the close of NYSE and the close of the NYSE on the succeeding date it is open, when the death occurs.

         H.  Policy Loan

     The Policy owner may take out a loan from Conseco using the Policy as collateral. The amount of the loan may not exceed 90% of the accumulation value less applicable surrender charges, less any outstanding loans and loan interest. The minimum loan amount is $500.00. At the time the Policy loan is made, Conseco will transfer the loan amount from the investment portfolios the Policy owner selects, or pro-rata from all investment portfolios and fixed account if the Policy owner makes no election, to a loan account. Taking a loan will have a permanent effect on the surrender value and may have a permanent effect on the death benefit, regardless of whether or not repaid in whole or part.

     Loans are charged interest depending on the classification of the loan. The rates are listed in the Policy and will not be greater than 6.5%, nor less than 4%. The interest accrues daily on the outstanding loan and is due on the Policy anniversary. If the Policy owner does not pay the loan interest on the Policy anniversary, Conseco will transfer to the loan account the amount by which the interest due exceeds the interest that has been credited on the loan account from the accumulation values.

         I.  Partial Withdrawals

     The Policy owner may, at any time after the free look period, withdraw a part of the Policy's cash surrender value. The maximum withdrawal is the cash value less any remaining Policy loan balance. The Policy's cash value is the accumulation value less any surrender charge that applies. The minimum withdrawal is $500. At the time the Policy owner makes a withdrawal, Conseco will deduct the withdrawal amount from the investment portfolios the Policy owner selects, or pro-rata from all investment portfolios and Fixed Account if the Policy Owner makes no election. The accumulation value and cash surrender value will be reduced by the amount of each withdrawal as well as by the amount of any surrender charge imposed. If the insureds die after the withdrawal request, but before it has been processed, Conseco will deduct the withdrawal from the death proceeds.

     The Policy has a free partial withdrawal provision after the first Policy year for Policies with Death Benefit Option A allowing the Policy owner to withdraw a portion of the accumulation value without a surrender charge after the first Policy year. Free partial withdrawals are permitted in any amount of $500 or more up to 10% of the accumulation value less the amount of free withdrawals taken to date in that Policy year. The Policy owner may not carry over any free partial withdrawal if not used in a given year. Any withdrawal in excess of the free partial withdrawal will incur a surrender charge as described in the preceding paragraph and will cause a decrease in the specified amount under Death Benefit Option A.